SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  19 May 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 19 May 2004 re: Lloyds TSB Capital 2 L.P. - Annual Report and Accounts





                                             Group Financial Control Department
                                                         Group Finance Division
                                                           Lloyds TSB Group plc
                                                              25 Gresham Street
                                                                London EC2V 7HN
                                                      Telephone:  020 7356 1371
                                                      Facsimile:  020 7356 2269
                                                 john.gillbe@ltsb-finance.co.uk

Lloyds TSB Capital 1 L.P. - EUR430m Preferred Securities

Lloyds TSB Capital 2 L.P. - GBP250m Preferred Securities


Copies of the 2003 annual report and accounts for the above Jersey limited partnerships have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

                Financial Services Authority

                25 The North Colonnade

                Canary Wharf

                London E14 5HS

                Telephone: 020 7066 1000


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     19 May 2004